                                                                     EXHIBIT 9

                                                      ORIGINAL FILED
                                                       DEC 19, 1994
                                                        LOS ANGELES
                                                       SUPERIOR COURT

WILLIAM S. LERACH (68581)
MILBERG WEISS BERSHAD
  HYNES & LERACH
600 West Broadway, Suite 1800
San Diego, CA 92101
Telephone: 619/231-1058
       - and -
KEVIN P. RODDY (128283)
MILBERG WEISS BERSHAD
  HYNES & LERACH
355 South Grand Avenue
Suite 4170
Los Angeles, CA 90071
Telephone:  213/617-9007

MARK GARDY
LEE SQUITIERI
KARIN E. FISCH
ABBEY & ELLIS
212 East 39th Street
New York, NY 10016
Telephone: 212/889-3700

ANNE WHITE
MAGER LIEBENBERG & WHITE
Two Penn Center Plaza
Suite 415
Philadelphia, PA 19102
Telephone:  215/569-6921

Attorneys for Plaintiffs

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                             COUNTY OF LOS ANGELES

ARTHUR GROSS, On Behalf of Himself   )    Case No. BC 118368
and All Others Similarly Situated,   )
                                     )    CLASS ACTION
                     Plaintiff,      )    ------------
                                     )
                                     )    COMPLAINT FOR (1) BREACH OF
     vs.                             )    FIDUCIARY DUTY; (2) SEEKING
                                     )    EQUITABLE RELIEF AND
HENRY GLUCK, PHILIP BALL, IRVINE     )    DAMAGES
BUCHALTER, TERRY BURMAN, WILLIAM E.  )
CHAIKIN, PETER ECHEVERRIA, TERRENCE  )    Plaintiff Demands A
J. LANNI, ROGER LEE, STANLEY         )    Trial By Jury
SEVILLA, ITT CORP. and CAESARS       )    -------------------
WORLD INC.,                          )
                                     )
                     Defendants.     )
- ------------------------------------

     Plaintiff, by his attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through his undersigned counsel), except with respect to his ownership of Caesars World Inc. ("Caesars" or the "Company") common stock and his suitability to serve as a class representative which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff is and was at all times relevant to this action the owner of shares of Caesars common stock.

     2. Defendant Caesars, a corporation organized and existing under the laws of the State of Florida, owns and operates hotels, casinos and resorts and is one of the most widely recognized names in the gaming industry. Among its biggest assets are its Caesars Palace casino in Las Vegas and its Caesars Atlantic City casino in New Jersey. Caesars maintains its principal offices in Los Angeles, California.

     3. Defendant ITT Corp. ("ITT") is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices in New York, New York. ITT is involved in a wide variety of businesses including the ownership and operation of hotels such as the ITT Sheraton chain. Recently, ITT, with a partner, agreed to purchase Madison Square Garden and its related operations and to acquire a controlling interest in CIGA Hotel Corp., a major European luxury hotel chain.

     4. Defendant Henry Gluck is Chairman of the Board and Chief Executive Officer of the Company. Under the terms of the proposed


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

acquisition, Gluck will retain his current titles and become a member of the board of ITT.

     5. Defendants Philip Ball, Irving Buchalter, Terry Burman, William E. Chaikin, Peter Echeverria, Terrence J. Lanni, Roger Lee, and Stanley Sevilla are and at all relevant times have been directors of Caesars.

     6. As officers and directors of Caesars, the individuals named in paragraphs 4 - 5 above (hereinafter the "Individual Defendants") owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other Caesars public stockholders.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

      7. Plaintiff brings this case on behalf of himself and all other stockholders of the Company (except the Individual Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with any of them and their successors in interest), who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     8. (a) This action is properly maintainable as a class action for the following reasons:

          (b) The Class is so numerous that joinder of all members is impracticable. As of October 4, 1994, Caesars had almost 25 million shares of common stock outstanding.

          (c) The members of the Class are scattered throughout the United States and are so numerous as to make it impracticable to bring them all before this court.

          (d) There are questions of law and fact which are common to the Class and which predominate over questions affecting any


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

     individual Class member. The common questions include, inter alia, the
                                                            ----- ----
following:

       (i) whether the defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of Caesars' public stockholders;

       (ii) whether the defendants breached or aided and abetted the breach of the fiduciary and other common law duties which they owed to plaintiff and other members of the Class; and

       (iii) whether plaintiff and the other members of the Class are being irreparably damaged.

     (e) The claims of plaintiff are typical of the claims of the Class in that all members of the Class will be damaged by defendants' actions.

     (f) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     (g) The prosecution of separate actions by or against individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class.

     (h) Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

     9. This action seeks to enjoin the consummation of, or in the alternative seeks damages arising from, the acquisition of Caesars by ITT. Pursuant to an agreement between Caesars and ITT

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
     publicly announced on December 19, 1994, ITT will acquire Caesars' 25.1 million outstanding shares of common stock in a $1.7 billion all-cash deal. As announced by Caesars and ITT, the first step of the acquisition is a cash tender for all outstanding Caesars' shares at $67.50 per share, which will commence by December 23, 1994. ITT will then acquire all Caesars' shares not purchased in the offer in a subsequent cash merger at the same per share price. According to the announcement, Caesars and ITT expect the transaction to be completed during the first quarter of 1995.

       10. The consideration to be paid to plaintiff and the other members of the class is unconscionable, unfair and grossly inadequate because, among other things:

         (a) the intrinsic value of Caesars' common stock is materially in excess of the amount offered for those securities by ITT given the Company's recent operating results;

         (b) On August 24, 1994, Caesars announced that revenues for the fiscal year ended July 31, 1994 exceeded $1 billion for the first time in its history, totaling $1,015,766,000, compared with $983,459,000 in fiscal 1993;

         (c) at $67.50 per share, ITT's offer values Caesars' at the current trading average of the casino industry and thus, ITT is not paying a premium to the group as a whole;

         (d) Caesars is widely considered one of the most undervalued companies in the gambling industry given its cautious approach to growth, its conservative balance sheet, its assets and its widely recognized name;


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          (e)  the consideration agreed upon did not result from an appropriate evaluation of the value of Caesars through open bidding or at least a "market check" mechanism.

     11. The Individual Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value. Indeed, Caesars is reported to be shielded by a variety of defenses to an unfriendly transaction, including a "poison pill" which has been in effect since 1986. As such, the Individual Defendants, aided and abetted by defendant ITT, have foreclosed, or inhibited a reliable market check of the fairness of the proposed transaction.

     12.  On December 8, 1994, it was reported in The Wall Street Journal that
                                                  -----------------------
Bally Entertainment Corp. ("Bally") had received federal antitrust clearance to buy up to 15% of Caesars' stock. By waiving its poison pill with respect to ITT, while keeping it in place with respect to Bally or any other potential acquiror, the Individual Defendants, aided and abetted by defendant ITT, have breached their duty of loyalty to Caesars' stockholders by preventing another offer from being viable and thereby depriving plaintiff and the class of any option than to accept the unfair terms of the ITT offer.

     13. Furthermore, the ITT proposal represents an opportunity to effect a change of control of Caesars, its business and affairs. As such, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices at Caesars, with the emoluments and prestige which accompany those offices, and their fiduciary duty to maximize shareholder value. Indeed, it has already been reported


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

that defendant Gluck will retain his current titles of Chairman of the Board and Chief Executive Officer of Caesars following the proposed transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of Caesars' public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that these conflicts of interest will be resolved in the best interests of Caesars' public shareholders.

     14. Because the Individual Defendants dominate and control the business and corporate affairs of Caesars, and are in possession of private corporate information concerning Caesars' assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Caesars which makes it inherently unfair for them to foreclose any potential offer in order to entrench themselves in their portions as directors and officers of Caesars at the expense of maximizing shareholder value.

     15. By reason of the foregoing acts, practices and course of conduct, Caesars and the Individual Defendants, aided and abetted by defendant ITT, have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations towards plaintiff and the other Caesars public shareholders.

     16. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they will not receive their fair proportion of the value of Caesars' assets and businesses.


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  17. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class.

  18. Plaintiff and the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------

      WHEREFORE, plaintiff demands judgment, as follows:

  A.  Declaring this to be a proper class action;

  B. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those of due care and candor by announcing their intention to:

      (i) undertake an appropriate evaluation of alternatives desgined to maximize value for Caesars' public stockholders;

      (ii) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all of the conflicts would be resolved in the best interests of Caesars' public stockholders; and

      (iii) act independently, by, among other things, appointing a disinterested committee so that the interests of Caesars' public stockholders would be protected, or alternatively, appointing a shareholder committee to review the ITT offer and all bona fide offers which may follow;
                             ---- ----

  C. Ordering defendants, jointly and severally, to account to plaintiff and the Class all damages suffered and to be suffered by them as a result of the acts alleged herein;

  D. Awarding plaintiff the costs and disbursements of the action, including allowance for plaintiff's reasonable attorneys' and experts' fees; and


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     E.  Granting such other and further relief as may be just and proper in the premises.

DATED: December 19, 1994

                                        MILBERG WEISS BERSHAD
                                         HYNES & LERACH
                                        WILLIAM S. LERACH
                                        600 West Broadway, Suite 1800
                                        San Diego, CA 92101
                                        Telephone: 619/231-1058
                                             - and -
                                        MILBERG WEISS BERSHAD
                                         HYNES & LERACH
                                        KEVIN P. RODDY

                                             /s/ KEVIN P. RODDY
                                        ---------------------------------
                                                 KEVIN P. RODDY

                                        355 South Grand Avenue
                                        Suite 4170
                                        Los Angles, CA 90071
                                        Telephone: 213/617-9007

                                        MARK GARDY
                                        LEE SQUITIERI
                                        KARIN E. FISCH
                                        ABBEY & ELLIS
                                        212 East 39th Street
                                        New York, NY 10016
                                        Telephone: 212/889-3700

                                        ANNE WHITE
                                        MAGER LIEBENBERG & WHITE
                                        Two Penn center Plaza
                                        Suite 415
                                        Philadelphia, PA 19102
                                        Telephone: 215/569-6921

                                        Attorneys for Plaintiffs


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